     Exhibit 12.1

Ratio of Earnings to Fixed Charges and Preferred Interest Dividends

	Three Months Ended March 31,		Year Ended December 31,
($ in millions)	2009	2008	2008	2007	2006	2005	2004
Earnings
Consolidated net (loss) income	($675)	($589)	$1,868	($2,332)	$2,125	$2,282	$2,894
Income tax (benefit) expense	(123)	18	(7)	390	103	1,197	1,362
Equity-method investee distribution	12	25	111	65	651	283	259
Equity-method investee loss (earnings)	4	38	533	5	(512)	(142)	(169)
Minority interest expense	-	-	1	2	(9)	(57)	2
Consolidated (loss) income before income taxes, minority interest and income or loss from equity investees	(782)	(508)	2,506	(1,870)	2,358	3,563	4,348
Fixed charges	2,291	3,238	11,658	14,966	15,655	12,754	9,682
Earnings available for fixed charges and preferred interest dividends	1,509	2,730	14,164	13,096	18,013	16,317	14,030
Fixed Charges
Interest, discount, and issuance expense on debt	2,279	3,221	11,595	14,887	15,560	12,654	9,598
Portion of rentals representative of the interest factor	12	17	63	79	95	100	84
Total fixed charges	2,291	3,238	11,658	14,966	15,655	12,754	9,682
Preferred interest dividends(1)	146	26	-	192	23	-	-
Total fixed charges including preferred interest dividends	2,437	3,264	11,658	15,158	15,678	12,754	9,682

Ratio of earnings to fixed charges including preferred interest dividends	0.62(2)	0.84(2)	1.21	0.86(2)	1.15	1.28	1.45

(1) Preferred interest dividends represent pre-tax earnings necessary to cover any preferred interest dividend requirements computed using our effective tax rate for periods when the effective tax rate was positive.

(2) The ratio indicates a less than one-to-one coverage for certain periods as noted. Earnings available for combined fixed charges and preferred interest dividends for those periods were inadequate to cover total combined fixed charges and preferred interest dividends. The deficit amount for the ratio was $928 million and $534 million for the three months ended March 31, 2009 and 2008, respectively, and $2.062 billion for the year ended December 31, 2007.